

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 8, 2011

David A. Zinsner
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062-9106

> **Re:** **Analog Devices, Inc.**
> **Form 10-K for the fiscal year ended October 30, 2010**
> **Filed November 22, 2010**
> **File No. 001-07819**

Dear Mr. Zinsner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief